UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

CONSOLIDATED MERCANTILE INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release September 20, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      CONSOLIDATED MERCANTILE INCORPORATED

Date: September 24, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

CONSOLIDATED MERCANTILE INCORPORATED

Consolidated Mercantile Incorporated Announces its Intention to Make a Normal Course Issuer Bid

    Toronto, Ontario – September 20, 2007 - Consolidated Mercantile Incorporated ("CMC" - TSX) ("CSLMF" - NASDAQ) announced today that it intends to make a normal course issuer bid commencing September 24, 2007 and ending September 23, 2008 to purchase up to a maximum of 254,060 of its issued common shares, equal to 5% of its 5,081,207 total issued common shares as at September 15, 2007 through the facilities of The Toronto Stock Exchange (the “Exchange”).  Pursuant to the rules of the Exchange, purchases in any one day may not exceed the greater of (i) 25% of the average daily trading volume (the “ADTV”) of the Corporation’s common shares on the Exchange during the six-month period ending August 31, 2007, and (ii) 1,000 common shares (the “Daily Repurchase Restriction”), subject to the “block purchase exemption” which allows for the purchase of one block of securities per week which exceeds the Daily Repurchase Restriction.  The ADTV of the Corporation’s common shares on the Exchange during that period is 230 common shares.  Accordingly, subject to the “block purchase exemption”, the maximum number of common shares which the Corporation may purchase in any one day pursuant to the normal course issuer bid shall not exceed 1,000 common shares.  All shares purchased pursuant to the normal course issuer bid will be immediately cancelled.

    The Corporation purchased 900 common shares at an average price of $1.125 per share under the Corporation's recent normal course issuer bid which expires on September 21, 2007.

    Management of the Corporation is of the view that current market prices of common shares constitute a prudent investment of corporate funds.

    Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its investee companies.

    “Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:
Stan Abramowitz, Secretary
(416) 920-0500